      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2001

                                                      REGISTRATION NO. 333-55912
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              THE VIALINK COMPANY
                        (Name of Issuer in Its Charter)

            DELAWARE                           7371                          73-1247666
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                              WILLIAM P. CREASMAN
          VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
                              THE VIALINK COMPANY
                           13155 NOEL ROAD, SUITE 800
                              DALLAS, TEXAS 75240
                           TELEPHONE: (972) 934-5500
                           FACSIMILE: (972) 934-5555
         (Address and telephone number of principal executive offices, principal place of business and agent for service)
                             ---------------------

                                   copies to:

             J. MATTHEW LYONS, P.C.                              KAREN C. WEHNER
        BROBECK, PHLEGER & HARRISON LLP                  BROBECK, PHLEGER & HARRISON LLP
             4801 PLAZA ON THE LAKE                       300 CRESCENT COURT, SUITE 1400
              AUSTIN, TEXAS 78746                              DALLAS, TEXAS 75201
           TELEPHONE: (512) 330-4000                        TELEPHONE: (214) 468-3700
           FACSIMILE: (512) 330-4001                        FACSIMILE: (214) 468-3704

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the Registration Statement is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                 AMOUNT TO BE     OFFERING PRICE PER   AGGREGATE OFFERING      AMOUNT OF
       TITLE OF SHARES TO BE REGISTERED        REGISTERED(1)(2)         SHARE               PRICE(1)       REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share......    21,189,334          $3.983 (3)         $84,393,303(3)       $21,105(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share......     5,788,297          $2.4375(4)         $14,108,974(4)       $ 3,550(4)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. This registration statement does not cover an indeterminate number of shares issuable due to changes in the conversion price resulting from decreases in the market price of our common stock.
(2) Includes 2,509,226 shares of common stock currently outstanding, 6,339,734 shares of our common stock reserved for issuance upon the exercise of outstanding warrants, including warrants to be issued upon closing in connection with the effectiveness of this registration statement, 12,779,250 shares of our common stock reserved for issuance upon the conversion of outstanding convertible preferred stock, including preferred stock to be issued upon closing in connection with the effectiveness of this registration statement, and assuming the lowest conversion price for the preferred stock of $1.00, and 5,349,421 shares which may be issued in payment of the premium on the preferred stock or upon the conversion of similar preferred stock issued to pay the premium on the preferred stock.
(3) Estimated pursuant to Rule 457(c) solely for the purposes of calculating the amount of the registration fee based on the average high and low prices of our common stock as reported by the Nasdaq National Market on February 16, 2001. The registrant previously paid $21,105 for this portion of the filing fee.
(4) Estimated pursuant to Rule 457(c) solely for the purposes of calculating the amount of the registration fee based on the average high and low prices of our common stock as reported by the Nasdaq National Market on April 4, 2001. The registrant previously paid $3,550 for this portion of the filing fee.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 25, 2001


PRELIMINARY PROSPECTUS

                               26,977,631 SHARES

                              THE VIALINK COMPANY
                                  COMMON STOCK

                             ---------------------

     This prospectus relates to up to 26,977,631 shares of our common stock that the selling stockholders named on page 20 in this prospectus, or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non-sale related transfer, may offer for resale from time to time.

     Of the 26,977,631 shares of common stock to which this prospectus relates:

     - 2,509,226 shares are currently outstanding;

     - 3,920,000 shares underlie currently outstanding convertible preferred stock;

     - 5,612,734 shares underlie currently outstanding warrants;

     - 1,454,000 shares will underlie the additional shares of our convertible preferred stock and warrants that we will issue to one selling stockholder upon the satisfaction of the conditions set forth on page 10 in this prospectus; and

     - 5,349,421 shares may be issued in payment of the premium on the preferred stock.

The remaining 8,132,250 shares of our common stock covered by this prospectus represent an estimate of the number of shares of common stock that we may issue upon the conversion of the preferred stock or exercise of the warrants in the future to account for certain adjustments to the conversion price or exercise price.

     The prices at which these stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, but we will receive the exercise price of the warrants if they are exercised for cash. If all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, as of the date of this prospectus, we would receive an aggregate of approximately $21,698,052.

     Our common stock is quoted on the Nasdaq National Market under the symbol "VLNK." On May 7, 2001, the closing price for our common stock as reported by the Nasdaq National Market was $3.55.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 AND THE SECTIONS ENTITLED "RISK FACTORS" AND "ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS' IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2001.

                               TABLE OF CONTENTS

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
                                                              PAGE
                                                              ----
THE VIALINK COMPANY.........................................    1
RISK FACTORS................................................    3
NOTE REGARDING FORWARD-LOOKING STATEMENTS...................    9
DESCRIPTION OF SECURITIES AND RELATED TRANSACTIONS..........   10
PLAN OF DISTRIBUTION........................................   16
USE OF PROCEEDS.............................................   18
SELLING STOCKHOLDERS........................................   19
LEGAL MATTERS...............................................   24
EXPERTS.....................................................   24
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................   24

                              THE VIALINK COMPANY

GENERAL

     We provide subscription-based, business-to-business electronic commerce services that enable food industry participants to efficiently manage their highly complex supply chain information. Our core service, SyncLink(SM), allows manufacturers, wholesalers, distributors, sales agencies (such as food brokers), retailers and foodservice operations to communicate and synchronize item, price and promotion information in a more cost-effective and accessible way than has been possible using traditional electronic and paper-based methods.

     We were incorporated in the State of Oklahoma in 1985. We changed our name to The viaLink Company in 1998 and reincorporated in the State of Delaware in 1999. Our principal executive offices are located at 13155 Noel Road, Suite 800, Dallas, Texas 75240, and our telephone number is (972) 934-5500.

THIS PROSPECTUS

     This prospectus relates to up to 26,443,430 shares of our common stock that the selling stockholders listed on page 20, or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non-sale related transfer, may offer for resale from time to time. These shares include shares of our common stock that are currently outstanding and shares of our common stock underlying shares of our convertible preferred stock and warrants that were issued or will be issued to the selling stockholders in various transactions. These transactions are summarized below and are more fully described under the section entitled "Description of Securities and Related Transactions" beginning on page 10 of this prospectus.

THE TRANSACTIONS

  December Financing

     On December 29, 2000, we entered into a Securities Purchase Agreement with RGC Investors, LDC pursuant to which RGC purchased 333,333 shares of our common stock. This prospectus includes all of these currently outstanding shares of common stock.

  February Financing

     Between February 2, 2001 and February 7, 2001, we entered into a series of Securities Purchase Agreements with various investors pursuant to which the investors purchased 3,643 shares of our Series A Convertible Participating Preferred Stock and warrants to purchase up to 3,643,000 shares of our common stock. One of the investors, Velocity Investment Partners Ltd. also received warrants to purchase 666,667 shares of our common stock. In addition, in connection with its purchase agreement, Velocity agreed to purchase an additional 727 shares of preferred stock and a warrant to purchase 727,000 shares of our common stock promptly after the date the registration statement relating to this prospectus is declared effective.

     Our agreement with these investors requires us to register an aggregate of 21,580,580 shares of our common stock underlying shares of preferred stock and warrants. These shares cover the number of shares of our common stock underlying the preferred stock and warrants issued or issuable by us as well as additional shares of common stock that may become issuable upon conversion of the preferred stock or the exercise of the warrants as a result of our payment of premiums on the preferred stock and adjustments to the conversion price of the preferred stock and the exercise price of the warrants. This prospectus includes all of these shares.

  Participation by Executive Officers

     In connection with, and as a condition to, the initial closing of the February financing, on March 30, 2001, certain of our executive officers purchased an aggregate of 277 shares of our preferred stock and warrants to purchase 277,000 shares of our common stock. This prospectus includes 1,357,557 shares of our common stock underlying these shares of preferred stock and warrants which we agreed to register on behalf of the these officers. These shares cover the number of shares of our common stock underlying the preferred stock and warrants as well as additional shares of common stock that may become issuable upon conversion of the preferred stock or the exercise of the warrants as a result of our payment of premiums on the preferred stock and adjustments to the conversion price of the preferred stock and the exercise price of the warrants.

  Conversion of Hewlett-Packard Promissory Note

     In connection with, and as a condition to, the initial closing of the February financing, we converted approximately $3.8 million of the approximate $7.6 million we owed to Hewlett-Packard Company under an existing promissory note into 2,175,893 shares of our common stock. This prospectus includes all of these currently outstanding shares of common stock.

  Compensation of Placement Agent

     H.C. Wainwright & Co., Inc. acted as our placement agent in connection with both the December financing and the February financing. As part of its compensation, we issued H.C. Wainwright warrants to purchase an aggregate of 996,067 shares of our common stock. This prospectus includes 996,067 shares of our common stock underlying these warrants.

                                  RISK FACTORS


     You should carefully consider the risks below and those contained in the sections entitled "Risk Factors" and "Additional Factors That May Affect Future Results" in the documents we file with the SEC that are incorporated by reference in this prospectus, specifically the factors included in our Form 10-KSB for the year ended December 31, 2000, as amended, and our Form 10-Q for the quarter ended March 31, 2001, before making an investment decision. The risks described below and incorporated herein are those we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors to us.


WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO SUSTAIN AND GROW OUR BUSINESS.

     We intend to continue our investment in and development of our services and technology and expansion into other industries and geographic markets. We have incurred operating losses and negative cash flow in the past and expect to incur operating losses and negative cash flow in the future. Our ability to fund our planned working capital and capital expenditures will depend largely upon our ability to obtain sufficient capital. Our future capital requirements will depend on a number of factors, including our:

     - Services achieving market acceptance;

     - Services producing a sustainable revenue stream;

     - Ability to enter into one or more license agreements;

     - Working capital requirements; and

     - Level of our investment in and development of our services and technology.

     If we are unable to successfully execute our business plan within the timeframes we have projected, we may need to obtain approximately $5 to $10 million in additional capital. We may not be able to obtain the additional capital resources necessary to satisfy our cash requirements or to implement our growth strategy successfully. If we obtain additional capital, we cannot be certain that it will be on favorable terms. If we cannot obtain adequate additional capital resources, we will be forced to curtail our planned business expansion, sell or merge our business, or face bankruptcy. We may also be unable to fund our ongoing operations, including investment in and development of our services and technology, expansion of our sales and marketing activities and expansion into other industries and geographic markets.

IF OUR VIALINK SERVICES FAIL TO GAIN MARKET ACCEPTANCE, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We will derive virtually all of our revenues for the foreseeable future from implementation fees and subscription revenues from our viaLink services. We are just beginning to generate a significant amount of revenues from these services.

     A number of factors will determine whether our services achieve market acceptance, including:

     - Performance and functionality of our services;

     - Ease of adoption;

     - Satisfaction of our subscribers; and

     - Success of our marketing efforts.

     The market for business-to-business electronic commerce services is evolving rapidly. As the market evolves, customers, including our current customers, may not choose our services. As a result, we cannot predict when our services will achieve market acceptance, if ever. If our services do not achieve or maintain market acceptance, or if market acceptance develops more slowly than expected, our business, operating results and financial condition will be seriously damaged.

OUR SUCCESS IS DEPENDENT UPON A CRITICAL MASS OF LARGE NATIONAL RETAILERS AND SUPPLIERS SUBSCRIBING TO OUR SERVICES.

     Our success depends on a significant number of large retailers subscribing to and using our services and linking with manufacturers, wholesalers and distributors over the Internet through syncLink. We cannot predict when a significant number of manufacturers, suppliers and retailers will subscribe to our services, if ever. To encourage purchasers to subscribe to and use our services, we must offer a broad range of product, price and promotion information from a large number of suppliers through our syncLink service. However, to attract suppliers to subscribe to syncLink, we must increase the number of retailers who use our services. If we are unable to quickly build a critical mass of retailers and suppliers, we will not be able to benefit from a network effect where the value of our services to each subscriber significantly increases with the addition of each new subscriber. Our inability to achieve this network effect would reduce the overall value of our services to retailers and suppliers and, consequently, would harm our business.

OUR SALES CYCLE CAUSES UNPREDICTABLE VARIATIONS IN OUR OPERATING RESULTS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our sales cycle has been and may continue to be unpredictable. Our sales cycle is subject to delays over which we have little or no control over customer-specific factors such as budgetary constraints and internal acceptance procedures. Consequently, we may spend considerable time and expense providing information to prospective customers about the use and benefits of our services without generating corresponding revenue. The length of the sales cycle makes it difficult to accurately forecast the quarter in which our implementation and subscription services will occur. This may cause our revenues from those services to be delayed from the expected quarter to a subsequent quarter or quarters or to vary from quarter to quarter. Furthermore, our expense levels are relatively fixed and there is substantial uncertainty as to when particular sales efforts will begin to generate revenues. As a result, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for you to evaluate our prospects. Our failure to meet revenue expectations would likely cause the market price of our common stock to decline.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT FUTURE OPERATING LOSSES.


     We have a history of operating losses, and we expect to incur net losses for the foreseeable future. We incurred net operating losses of approximately $1.5 million in 1998, $13.8 million in 1999 and $39.1 million in 2000. The significant decline in revenues in 1999 was the direct result of the sale of our management consulting services and computer systems integration services, which together had historically generated over 90% of our total revenues. Because our viaLink services have achieved limited market acceptance to date, our revenues only increased $1.0 million from 1999 to 2000. As of March 31, 2001, we had an accumulated deficit of approximately $60.4 million representing the sum of our historical net losses. We expect to expend significant resources to aggressively develop and market our services into an unproven market. Therefore, we expect to have negative cash flow and net losses from operations for the foreseeable future. We may never generate sufficient revenues to achieve or sustain profitability or generate positive cash flow.


WE DEPEND ON SUPPLIERS FOR THE SUCCESS AND ACCURACY OF OUR SERVICES.

     We depend on suppliers to subscribe to our services in sufficient and increasing numbers to make our services attractive to retailers and, consequently, other suppliers. In order to provide retailers accurate data, we rely on suppliers to update their item, price and promotion information stored in our database. We cannot guarantee that the item, price and promotion information available from our services will always be accurate, complete and current, or that it will comply with governmental regulations, such as those relating to pricing alcohol and liquor or nutritional guidelines. Incorrect information could expose us to liability if it harms users of our services or result in decreased adoption and use of our services.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO RETAIN EXISTING CUSTOMERS AND SUBSCRIBERS.

     If one or more of our major customers were to substantially reduce or terminate their use of our services, our business, operating results and financial condition would be harmed. In 2000, we derived 60% of our total revenues from our five largest customers. Our largest customer in 2000 accounted for approximately 18% of our total revenues. The amount of our revenues attributable to specific customers is likely to vary from year to year. We do not have long-term contractual commitments with any of our current subscribers, and our subscribers may terminate their contracts with little or no advance notice and without significant penalty. As a result, we cannot be certain that any of our current subscribers will be subscribers in future periods. A subscriber termination would not only result in lost revenue, but also the loss of subscriber references that are necessary for securing future subscribers.

YOU WILL EXPERIENCE DILUTION UPON THE CONVERSION OF PREFERRED STOCK AND EXERCISE OF WARRANTS ISSUED IN A PRIVATE PLACEMENT AND MAY EXPERIENCE ADDITIONAL DILUTION IF THE CONVERSION PRICE OF THE PREFERRED STOCK OR THE EXERCISE PRICE OF THE WARRANTS DECREASES OR IF WE ELECT TO PAY PREMIUMS ON THE PREFERRED STOCK WITH PAYMENTS-IN-KIND RATHER THAN CASH.

     In connection with a private placement, we issued 3,920 shares of our Series A Convertible Participating Preferred Stock, Series A Warrants to acquire 3,920,000 shares of our common stock and Series B Warrants to acquire 666,667 shares of our common stock. Subject to certain conditions, we will issue an additional 727 shares of Series A Convertible Participating Preferred Stock and Series A Warrants to purchase an additional 727,000 shares of our common stock. The initial conversion price for the preferred stock is $2.75 per share. The initial exercise price for Series A Warrants is $3.75 per share and the initial exercise price for the Series B Warrants is $3.00 per share. The conversion price of the preferred stock may be adjusted downward, subject to a floor of $1.00. Assuming we have issued the maximum number of shares of our preferred stock and the maximum number of warrants, the private placement is expected to result in dilution upon conversion of the preferred stock and exercise of the warrants of 18,092,917 shares of common stock or an approximately 72% increase in the number of shares of common stock currently outstanding. Additionally, you may experience dilution if we elect to pay premiums on the preferred stock with payments-in-kind rather than cash. See "The viaLink Company -- Recent Developments -- Terms of the Series A Convertible Participating Preferred Stock."

THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE SIGNIFICANTLY IF HOLDERS OF PREFERRED STOCK CONVERT AND SELL A MATERIAL AMOUNT OF THEIR SHARES.

     The shares of preferred stock we have issued and agreed to issue initially was convertible into 4,647,000 shares of our common stock. However, these shares may convert into up to 12,779,250 shares of our common stock, depending on numerous factors, including the market price of our common stock. For the four weeks ended May 4, 2001, the average daily trading volume of our common stock on the Nasdaq National Market was only 129,658 shares. As a result, if preferred stockholders elect to convert their preferred stock and sell a material amount of these shares on the open market, the increased selling activity could cause a decline in the market price of our common stock. These sales, or the potential for these sales, could encourage short sales by the preferred stockholders or others, causing additional downward pressure on the market price of our common stock. This decrease in price could lead to a further reduction in the conversion price of the preferred stock, resulting in additional shares of common stock available for sale upon conversion, additional decline on the market price of our common stock and still a lower conversion price. The spiral effect created as this pattern repeats itself could cause a significant decline in the market price of our common stock.

A PROMISSORY NOTE WE ISSUED TO HEWLETT-PACKARD MAY STRAIN OUR FINANCIAL RESOURCES AND MAY RESULT IN DILUTION TO OUR STOCKHOLDERS.


     As a result of our amendment and restatement of the remaining $3.8 million subordinated secured convertible promissory note to Hewlett-Packard, we are required to make payments of principal and interest in the amount of $326,094 per month from January 1, 2002 until the final payment on December 31, 2002. These payments could strain our available cash resources and could make us more vulnerable to industry downturns, general economic downturns and competitive pressures. Our ability to meet our debt obligations is dependent upon our future performance, which is subject to financial, business and other factors affecting our operations. Additionally, all principal and interest due under the note is convertible into shares of our common stock at $1.75 per share, an amount lower than our current stock price. As a result, a conversion of this note would result in dilution to our stockholders.

WE ARE DEPENDENT UPON THE OPERATION OF HEWLETT-PACKARD'S DATA CENTER FOR THE TIMELY AND SECURE DELIVERY OF OUR SERVICES.

     We use Hewlett-Packard's data center as the host for our services. We are dependent on our continued relationship with Hewlett-Packard and on their data center for the timely and secure delivery of our services. If Hewlett-Packard's data center fails to meet our expectations in terms of reliability and security, our ability to deliver our services will be seriously harmed, resulting in the potential loss of customers and subscription revenue. Furthermore, if our relationship with Hewlett-Packard were terminated, we would be forced to find another service provider to host our services. The transition to another service provider could result in interruptions of our services and could increase the cost of providing our services.

WE EXPECT TO FACE INCREASED COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE HARMED.

     Currently, we do not know of any direct competition for our electronic commerce services. However, we believe direct competition for our services will develop and increase in the future. If we face increased competition, we may not be able to sell our viaLink services on terms favorable to us. Furthermore, increased competition could reduce our market share or require us to reduce the price of our services.

     To achieve market acceptance and thereafter to increase our market share, we will need to continually develop additional services and introduce new features and enhancements. Our potential competitors may have significant advantages over us, including:

     - Significantly greater financial, technical and marketing resources;

     - Greater name recognition;

     - Broader range of products and services; and

     - Larger customer bases.

     Consequently, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS TO REMAIN COMPETITIVE.

     The Web-based electronic commerce market is characterized by rapid changes due to technological innovation, evolving industry standards and changes in subscriber needs. Our future success will depend on our ability to continue to develop and introduce a variety of new services and enhancements that are responsive to technological change, evolving industry standards and customer requirements on a timely basis. We cannot be certain that technological developments and products and services our competitors introduce will not cause our existing services, and new technologies in which we invest, to become obsolete.

WE EXPECT OUR PLANNED AGGRESSIVE GROWTH TO STRAIN OUR RESOURCES.

     We intend to expand our operations rapidly in the foreseeable future to pursue existing and potential market opportunities. If this rapid growth occurs, it will place significant demands on our management and operational resources. We will need to hire additional sales and marketing, research and development and technical personnel to increase and support our sales. We will also need to hire additional support and administrative personnel, expand our customer service capabilities, contract for third-party implementation resources and expand our information management systems. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining talented and qualified employees. Our failure to attract and retain the highly trained technical personnel that are essential to our product development, marketing, service and support teams may limit the rate at which we can generate revenue and develop new products or product enhancements. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems, our business, operating results and financial condition may be materially adversely affected.

WE ARE EXPANDING INTO INTERNATIONAL MARKETS, WHICH WILL CAUSE OUR BUSINESS TO BECOME SUSCEPTIBLE TO ADDITIONAL RISKS.

     As part of our strategy, we are expanding our presence and the sales of our services outside the United States. Conducting international operations subjects us to risks we do not face in the United States including:

     - Currency exchange rate fluctuations;

     - Unexpected changes in regulatory requirements;

     - Longer accounts receivable payment cycles and difficulties in collecting accounts receivables;

     - Difficulties in managing and staffing international operations;

     - Potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - The burdens of complying with a wide variety of foreign laws and regulatory requirements;

     - Reduced protection for intellectual property rights in some countries;
       and

     - Political and economic instability.

     Each country may have unique operational characteristics in each of their food industries that may require significant modifications to our existing services. In addition, we have limited experience in marketing, selling and supporting our services in foreign countries. Development of these skills may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the Internet may not be used as widely in other countries. Further, the adoption of electronic commerce may evolve slowly or may not evolve at all. As a result, we may not be successful in marketing our services to retailers and suppliers in markets outside the United States.

OUR SUCCESS IS SUBSTANTIALLY DEPENDENT ON OUR ABILITY TO RETAIN AND ATTRACT KEY PERSONNEL.

     Our future performance depends on the continued service of our key senior management team, Smalltalk programmers and sales personnel. The loss of the services of one or more of our key personnel, in particular Lewis B. Kilbourne, our Chief Executive Officer, could seriously harm our business. On October 1, 1998, we entered into an employment agreement with Dr. Kilbourne. This agreement has a three-year term, with year-to-year renewals. We do not maintain a key man life insurance policy for Dr. Kilbourne. Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE
SALE.

     Sales of a substantial number of shares of common stock, or even the potential for such sales, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of equity securities. As of May 7, 2001, we had outstanding 25,127,170 shares of common stock. Of these shares:

     - 21,760,923 shares are freely tradable without restriction or further registration under the Securities Act unless purchased by our "affiliates;" and

     - 3,366,247 shares of common stock are "restricted securities" as defined in Rule 144 of the Securities Act.

     Furthermore, an additional:

     - 4,867,433 shares of common stock are issuable upon the exercise of currently exercisable options;

     - 7,972,531 shares of common stock are issuable upon the exercise of currently outstanding warrants;

     - 2,175,893 shares of common stock are issuable upon the conversion of a currently outstanding convertible promissory note; and

     - 3,920,000 shares of common stock are issuable upon the conversion of currently outstanding preferred stock.

Substantially all shares issued following the exercise of these options or warrants or the conversion of the preferred stock will be freely tradable.
                             ---------------------

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the materials incorporated herein by reference contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forwarding-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. Our actual results could differ materially from the expectations we describe in our forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section of this prospectus and the sections entitled "Risk Factors," "Additional Factors That May Affect Future Results" and elsewhere in the documents we file with the SEC that are incorporated herein.
                             ---------------------

               DESCRIPTION OF SECURITIES AND RELATED TRANSACTIONS

  December Financing

     On December 29, 2000, we entered into a Securities Purchase Agreement with RGC International Investors, LDC pursuant to which RGC paid us $1,000,000 in consideration for 333,333 shares of our common stock. In connection with this sale, we entered into a registration rights agreement with RGC whereby we are required to file a registration statement to register the shares of common stock purchased by RGC as soon as practicable following the closing of the transaction.

  February Financing

     Between February 2, 2001 and February 7, 2001, we entered into a series of Securities Purchase Agreements with nine institutional investors and a number of individual accredited investors, pursuant to which the investors paid us an aggregate of $10,018,250 in consideration for (a) 3,643 shares of our Series A Convertible Participating Preferred Stock convertible into shares of our common stock at an initial conversion price of $2.75 per share and (b) Series A Warrants to purchase up to 3,643,000 shares of our common stock at an initial exercise price of $3.75 per share. The conversion price of the preferred stock is subject to adjustments for dilutive issuances and certain other events.

     Each Securities Purchase Agreement is substantially identical, except that our Securities Purchase Agreement with Velocity Investment Partners Ltd. provided that Velocity also receive a Series B Warrant to purchase up to 666,667 shares of our common stock at an initial exercise price of $3.00 per share. In addition, Velocity will, promptly after the date the registration statement relating to this prospectus is declared effective, invest an additional $1,999,250 in consideration for 727 shares of preferred stock and a Series A Warrant to purchase up to 727,000 shares of our common stock.

     The Securities Purchase Agreements restrict our ability to issue equity securities at a price less than the fair market value of our common stock for a period of 180 days after the date the registration statement relating to this prospectus is declared effective. This could impede our ability to obtain capital through another private placement in the future. This restriction will not apply, however, to certain exempted issuances such as issuances in connection with, but not limited to:

     - acquisitions approved by the board of directors,

     - private placements pursuant to a strategic investment in which the primary purpose is not to raise equity capital;

     - the exercise of currently outstanding options or warrants; or

     - the exercise of options under our stock option plans.

  Participation by Executive Officers

     In connection with, and as a condition to, the initial closing of the February financing, we entered into a Subscription Agreement with certain of our executive officers, pursuant to which these officers agreed to pay us an aggregate of $761,750 in consideration for 277 shares of preferred stock and Series A Warrants to purchase 277,000 shares of our common stock. The investment by these officers was contingent upon approval by our stockholders of the issuance as required by NASD Rule 4350. The officers deposited the $761,750 into an escrow account pending our receipt of this approval. We received the requisite stockholder approval on March 30, 2001. Immediately thereafter, the $761,750 held in escrow was released from escrow into our account. Upon our receipt of the escrowed funds, we issued the participating officers an aggregate of 277 shares of preferred stock and Series A warrants to purchase 277,000 shares of our common stock.

  Conversion and Restructuring of Hewlett-Packard Promissory Note

     In connection with, and as an additional condition to, the initial closing of the February financing, we agreed to convert a portion of the subordinated secured convertible promissory note that Hewlett-Packard

Company holds into shares of our common stock. We converted approximately $3.8 million of the approximately $7.6 million we owe Hewlett-Packard under the note into 2,175,893 shares of our common stock based on a conversion price of $1.75. We agreed to restructure the remaining, unconverted balance of the note so that our interest rate would decrease from 11.5% to 6.0% on the remaining principal. However, as a result of the restructuring, we may not prepay the note and beginning January 1, 2002, our monthly payments will be based on both the outstanding principal and interest of the note.

     In connection with the note conversion referred to above, we agreed to issue a warrant to Hewlett-Packard to purchase up to 1,384,658 shares of our common stock at an initial exercise price of $3.75 per share. The exercise price is subject to antidilution provisions for stock splits, stock dividends, combinations or reclassifications of our common stock.

     As a condition to the note conversion, Hewlett-Packard agreed not to sell any shares it received as a result of the note conversion for a period of six months commencing on February 1, 2001. The lock-up period also applies to shares of common stock Hewlett-Packard receives if it exercises the warrant described above during the lock-up period.

  Compensation of Placement Agent

     H.C. Wainwright & Co., Inc. acted as our placement agent for both the December financing and the February financing. As compensation for services rendered to us by H.C. Wainwright as our financial advisor in connection with both financings, we agreed to:

     - pay H.C. Wainwright a retainer fee of $50,000 in cash;

     - pay H.C. Wainwright a cash fee equal to 7% of the gross proceeds resulting from the sale of the common stock in December and the preferred stock and warrants in February ($764,800 in total);

     - issue to H.C. Wainwright and/or its assigns Placement Agent Warrants to purchase an aggregate of 464,700 shares of our common stock at an exercise price of $3.75 per share;

     - issue to H.C. Wainwright and/or its assigns Placement Agent Warrants to purchase an aggregate of 66,667 shares of our common stock at an exercise price of $3.00 per share; and

     - issue to H.C. Wainwright and/or its assigns Placement Agent Warrants to purchase an aggregate of 464,700 shares of common stock at an exercise price of $2.75 per share.

     The terms of these warrants are described below in "Terms of the Warrants."

  Terms of the Series A Convertible Participating Preferred Stock

     Dividends and Voting Rights. The preferred stock bears a 6% per annum premium per share. The premium accrues and is payable semi-annually on the last business day of June and December. We have the option to pay the premium in cash or, upon our satisfaction of certain conditions described in the certificate of designation, as of the last day of the applicable quarter in which the payment is to occur, in additional shares of preferred stock.

     The conditions to payment of the premium in additional shares of preferred stock include:

     - the effectiveness of the registration statement relating to this prospectus;

     - the listing of our common stock on the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange or the American Stock Exchange;

     - the absence of a material breach by us of any of the terms under the certificate of designation, the securities purchase agreements, the warrants or the registration rights agreements;

     - the absence of any bankruptcy, insolvency, liquidation or similar proceeding involving us; and

     - the absence of any event entitling a holder to redemption of the holder's shares of preferred stock.

     The preferred stock has no voting power, except as otherwise provided by applicable law.

     Conversion.


        Initial Conversion Price. The preferred stock, which is comprised of an aggregate of 5,300 authorized shares, is convertible, at the option of the holder, into shares of our common stock at an initial conversion price of $2.75 per share. Based on the original purchase price of $2,750 per share, each share of preferred stock is initially convertible into 1,000 shares of our common stock. The preferred stock contains antidilution provisions with respect to future issuances of our equity securities and adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of our capital stock.


          Decrease in the Conversion Price Based on Future Events. If:

     on March 31, 2001,

     - we had not received at least $3.0 million in investments from strategic investors; or

     - we had less than $6.0 million in cash available for distribution;

     or on June 30, 2001,

     - we have less than $4.0 million in cash available for distribution; or

     - we have not received license fees and/or strategic investments in excess of $8.0 million (in addition to those described above),

then, in each case, the conversion price of the preferred stock will decrease by 10%; provided that there will be no more than three adjustments to the conversion price. As a result, if the maximum number of adjustments are made to the conversion price, then the conversion price will be $2.00 and each share of preferred stock would be convertible into 1,375 shares of our common stock. Assuming the conversion price is $2.00 and all shares of preferred stock outstanding as of the date of this prospectus could be converted, then upon conversion, we would have to issue at least 5,390,000 shares of our common stock.

     As of March 31, 2001, we had requested, and certain holders of our preferred stock, including the lead investor, had agreed, to waive and forbear any adjustment to the conversion price as a result of our failure to obtain a $3.0 million investment from a strategic investment group by March 31, 2001. The waiver is conditional, however, upon our receipt of substantially similar waivers from all holders of preferred stock, our receipt of an amount in excess of $8.0 million from license fees and/or strategic investments by June 30, 2001 and our entering into a binding agreement with a licensee that unconditionally agrees to pay us additional installments of the initial license fee in excess of $3.0 million on or before June 30, 2003. Under the proposed waiver, if we are unable to achieve either of these business milestones, then, in addition to all other adjustments to be made to the conversion price, if any, the conversion price then in effect shall decrease by $0.275. If all holders of the preferred stock do not execute the waiver, then the conversion price as of March 31, 2001 will be $2.475, and the waiver will have no force or effect.

        Reset of the Conversion Price Based on the Market Price of Our Common Stock. The conversion price is also subject to reset on the date the registration statement relating to this prospectus is declared effective and on every three-month anniversary thereafter, if lower, to the greater of the market price and the floor price in effect on the applicable determination date. The certificate of designation defines the market price as the average of the five lowest volume weighted average prices as reported by Bloomberg Financial Markets for the fifteen consecutive trading days immediately preceding the determination date. The initial floor price is $1.375. The floor price will decrease by 10% each time there is an adjustment as described above to the conversion price, subject to any stock splits, stock dividends, combinations, reclassifications or similar events. If the maximum number of adjustments are made to the floor price, then the floor price will be $1.00. Assuming the floor price is greater than the market price of our common stock, then each share of preferred stock would be convertible into 2,750 shares of our common stock. Assuming all shares of preferred stock outstanding as of the date of this prospectus could be converted at a conversion price of $1.00, then upon conversion, we would have to issue at least 10,780,000 shares of our common stock.

        Potential Dilution Resulting from Conversion. As of April 11, 2001, we had 3,920 shares of preferred stock issued and outstanding. Within five days after the date the registration statement relating to this prospectus is declared effective, we will issue an additional 727 shares of preferred stock to Velocity resulting in a total of 4,647 shares of preferred stock issued and outstanding. Because the number of shares of our common stock issuable upon conversion of the preferred stock may increase if the price of our common stock decreases or if we fail to meet the milestones described above, we currently cannot determine the ultimate number of shares of common stock we may issue upon conversion of the preferred stock.

     To illustrate the potential dilution that may occur upon conversion of the preferred stock, the following table sets forth the number of shares of common stock that we would have to issue upon conversion of the preferred stock, including the 727 shares of preferred stock we will subsequently issue, based on a market price of $3.55 per share for our common stock as of May 7, 2001, assuming (a) the market price for our common stock has not changed as of the date the registration statement relating to this prospectus is declared effective, (b) the proposed waiver disclosed above is in effect and (c) the market price of our common stock decreases by 25%, 50% and 75% from the market price on that date.

MARKET PRICE                                                 SHARES ISSUABLE UPON CONVERSION
------------                                                 -------------------------------
$3.55 (actual price as of May 7, 2001, subject to the
  initial conversion price of $2.75)                                    4,647,000
$2.663 (75% of price as of May 7, 2001)                                 4,798,817
$1.775 (50% of price as of May 7, 2001)                                 7,199,577
$0.888 (25% of price as of May 7, 2001, subject to the
  floor price of $1.375)                                                9,294,000

        Restrictions on Conversion. A holder of preferred stock cannot convert shares of preferred stock into shares of our common stock if that holder would beneficially own greater than 4.9% of our issued and outstanding shares of common stock, as determined in accordance with Section 13(d) of the Exchange Act, upon conversion of the preferred stock.

        Penalties if We Fail to Convert. If a holder of preferred stock submits shares of preferred stock for conversion and we fail or refuse to convert the shares, then we will have to pay a default premium to the holder of a cash amount equal to $27.50 for each share of preferred stock we have not converted for each day our failure to convert continues, subject to a limit of $412.50 per share, plus accrued but unpaid premiums on such shares. As a result, assuming all of the shares of preferred stock outstanding as of the date of this prospectus are presented to us for conversion, and we fail to convert these shares, we could be required to pay up to $1,617,000 plus any accrued and unpaid premiums as a default payment. In addition, if a holder of preferred stock has not received certificates for all shares of our common stock with respect to the shares of preferred stock the holder has requested to convert within ten days of the later to occur of (a) the third business day after the date for conversion specified in the holder's notice of conversion and (b) the first business day after the holder surrenders the certificates for the shares of preferred stock to be converted, then the conversion price will decrease by 5% per month (pro rated for days less than a month) during the period beginning on such tenth date and ending on the date we are no longer in default of our conversion obligations. This reduction in the conversion price may not result in a conversion price less than $1.00 unless the $412.50 per share limit on a default premium described above has been reached, in which case, there is no limitation on the reduction of the conversion price.

        Automatic Conversion. We may require the holders to convert their shares of preferred stock into shares of common stock at any time after February 7, 2003 so long as the common stock underlying the preferred stock has been registered pursuant to an effective registration statement and there has occurred a twenty consecutive trading day period during which the closing bid price for our common stock is greater than $5.50 per share. In addition, we may require the holders to convert their shares of preferred stock into shares of common stock upon the closing of an underwritten public offering of our common stock for an amount per share in excess of $5.50 with aggregate proceeds to us exceeding $30 million. Any shares of preferred stock outstanding on February 7, 2004 shall automatically convert into our common stock at the conversion price in effect on that date.

     Redemption. A holder of the preferred stock may compel us to redeem the holder's shares of preferred stock if we fail to (a) remove restrictive legends on shares of common stock when required to do so or (b) deliver shares of common stock within three days of our receipt of a holder's notice of conversion of preferred stock. If a holder requests redemption of his, her or its preferred stock, then the redemption amount shall equal:

  (purchase price of preferred stock + accrued and unpaid
                         premiums)
 ----------------------------------------------------------    X   the closing bid price of our common stock on such date
                      conversion price

     Rank; Liquidation Preference. The holders of preferred stock rank prior to the holders of our common stock and, unless otherwise consented to by the holders of preferred stock, prior to all other classes of capital stock currently outstanding, or that we may establish, with respect to the distribution of our assets upon a bankruptcy, liquidation or other similar event. The liquidation preference for the preferred stock is an amount equal to $2,750 per share plus any accrued and unpaid premiums.

  Terms of the Warrants

     The Series A warrants have an initial exercise price of $3.75 per share and are exercisable for our common stock at any time on or before February 7, 2006. The Series B warrants have an initial exercise price of $3.00 per share and are exercisable for our common stock at any time on or after the date which is the earlier of (a) the date Velocity purchases its additional shares of preferred stock and warrants as described above and (b) June 7, 2001. The Series B warrants expire on the first anniversary of the first date upon which Velocity may exercise the Series B warrants. Both the Series A warrants and the Series B warrants contain a cashless exercise provision, permitting the holder, in lieu of paying the exercise price, to surrender the warrant for a number of shares of common stock determined by multiplying the number of shares of common stock underlying the warrant by a fraction based on the exercise price of the warrant and the current market value of our common stock. The terms of the placement agent warrants are substantially similar to the Series A warrants other than their respective initial exercise prices.

     All of the warrants contain antidilution provisions with respect to future issuances of our equity securities and adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events of our capital stock. In addition, the exercise price of the warrants may decrease by 10% each time certain of our executive officers and directors transfer, sell or otherwise dispose of shares of our common stock, or securities convertible into our common stock, during the period beginning on February 7, 2001 and ending on the date that is six months after the registration statement relating to this prospectus is declared effective.

     A holder of a warrant cannot exercise warrants for shares of our common stock if that holder would beneficially own greater than 4.9% of our issued and outstanding shares of common stock, as determined in accordance with Section 13(d) of the Exchange Act, upon exercise of the warrants.

     We may redeem the Series A warrants under limited circumstances described in those warrants.

  Registration Rights

     We have entered into a series of registration rights agreements with the investors that acquired our preferred stock and warrants in connection with the February financing. These investors obtained securities in the transaction described above. Under these agreements, we are obligated to register for resale the 21,580,580 shares of common stock underlying the preferred stock, Series A warrants and Series B warrants. This prospectus relates to the registration of all of those shares of common stock. The rights under these agreements are subject to rights previously granted to other investors for privately placed securities issued by us. As a result, RGC and Hewlett-Packard have requested that certain of their shares be included in the registration statement relating to this prospectus. Therefore, we are registering 2,509,226 currently outstanding shares of common stock on their behalf. In addition, in connection with the Subscription Agreement entered into by certain of our executive officers, we agreed to register the shares of common stock underlying the preferred stock and warrants they purchased. This registration statement relates to 1,357,557 shares of common stock underlying those shares of preferred stock and warrants.

     Pursuant to our engagement letter with H.C. Wainwright, we granted H.C. Wainwright demand and piggy-back rights with respect to the shares of common stock underlying placement agent warrants. H.C. Wainwright has requested that we include the shares underlying their placement agent warrants issued in the name of H.C. Wainwright and its assigns in the registration statement relating to this prospectus. We are registering all 996,067 shares of common stock underlying their warrants on this registration statement.

                             ---------------------

                              PLAN OF DISTRIBUTION

     Shares of our common stock held by the selling stockholders and covered by this prospectus may be sold or distributed at any time or from time to time by the selling stockholders, their pledgees, donees, transferees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the then current market price, in negotiated transactions, or at such other price as the selling stockholders may determine from time to time.

     The selling stockholders may offer their shares at various times in one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in privately negotiated transactions; and

     - through the writing of options on the shares or through short sales.

     No selling stockholder had any agreement or understanding, directly or indirectly, with any person to distribute the shares underlying the preferred stock and warrants at the time the selling stockholder purchased them. All of the selling stockholders purchased the securities in the ordinary course of business.


     If the selling stockholders effect these transactions by selling shares to or through broker-dealers or agents, those broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders or commissions from purchasers of the shares for whom they may act as agent. These commissions, discounts or concessions as to a particular broker-dealers or agents may be in excess of customary commissions in the types of transactions involved. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. In particular, one of the selling stockholders, Redwood Partners, LLC is a registered broker-dealer that did not receive its securities as compensation and is an underwriter in connection with the sale of its shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers with respect to the sale of the shares covered by this prospectus.


     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. Several of the selling stockholders have entered into short positions as of the date hereof. None of the shares issuable upon conversion of the preferred stock or exercise of the warrants will be used to cover any of these short positions or any other short position entered into prior to the effectiveness of the registration statement relating to this prospectus. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or financial institutions of the shares. The broker-dealer or other financial institutions may then resell or otherwise transfer those shares pursuant to this prospectus.

     The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer or other financial institutions may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided they meet the criteria and conform to the requirements of such rule.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock until his or her participation in that distribution is completed. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

     We will make copies of this prospectus available to the selling stockholders. We have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act.

     At the time a particular offer of shares is made, we will file a supplement to this prospectus, if required, that will disclose:

     - the name of each such selling stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     Pursuant to the terms of registration rights agreements between us and the selling stockholders, we will pay all expenses of the registration of the shares except that the selling stockholders will pay any applicable commissions and discounts attributable to the sales of the shares. We have agreed to indemnify the selling stockholders against certain liabilities relating to the registration statement, including liabilities under the Securities Act. Conversely, each selling stockholder has agreed to indemnify us against certain liabilities relating to the information given to us in writing by that selling stockholder for inclusion in the registration statement, including liabilities under the Securities Act.

                                USE OF PROCEEDS

     We will receive the exercise price of the warrants, if they are exercised for cash, but will receive no proceeds from the resale of the underlying shares which may be offered hereby. As of the date of this prospectus, if all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of approximately $21,698,052. We intend to use the proceeds, if any, from the exercise of the warrants for general corporate purposes and working capital.

                             ---------------------

                              SELLING STOCKHOLDERS

     The following table identifies each of the selling stockholders and sets forth information to our knowledge as of the date of this prospectus with respect to the number of shares which may be offered under this prospectus from time to time by each selling stockholder. This information includes shares obtainable upon conversion or exercise of shares of preferred stock and warrants, which are currently convertible or exercisable into shares of our common stock. Except as otherwise indicated, to our knowledge, the persons named in the table below have sole investment and voting power with respect to all shares beneficially owned, subject to community property laws, where applicable. Percentage ownership is based on 25,127,170 shares of our common stock outstanding on May 7, 2001. For purposes of this table, the shares of common stock beneficially owned by a person or group of persons before the offering equals the sum of:

     - any shares beneficially owned unrelated to the preferred stock and warrants, including any shares that person or group has the right to acquire within 60 days;

     - the shares beneficially owned underlying the preferred stock based on a conversion price of $2.75 (the initial conversion price);

     - the shares beneficially owned underlying the warrants based on an exercise price between $3.00 and $3.75. In calculating the percentage for each selling stockholder, the shares issuable upon conversion of the preferred stock and exercise of the warrants for any selling stockholder are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

     The number of shares offered represents (a) the maximum number of shares of common stock issuable upon conversion of the preferred stock assuming a conversion price of $1.00 (the lowest possible conversion price) and assuming the premium is paid in additional shares of preferred stock (which has the effect of increasing the liquidation amount of the preferred stock) and (b) the number of shares of common stock issuable upon exercise of the warrants assuming an exercise price of between $3.00 and $3.75. This represents a good faith estimate of the number of shares that may be issued upon conversion of the preferred stock and exercise of the warrants. The actual number of shares of common stock issuable upon conversion of the preferred stock is indeterminate, is subject to adjustment, and could be materially more or less than the amounts set forth in this column. This prospectus does not, however, cover an indeterminate number of shares issuable as a result of adjustments to the conversion price for the preferred stock due to decreases in the market price of our common stock.

     Under the terms of the preferred stock and warrants, the shares of preferred stock are convertible and the warrants are exercisable by any selling stockholder only to the extent that the number of shares of common stock issuable pursuant to those securities, together with the number of shares of our common stock owned by that selling stockholder and its affiliates (but not including shares of common stock underlying unconverted portions of the preferred stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the column "Shares Offered" in the table below for certain selling stockholders exceeds the number of shares of common stock that the selling stockholder could beneficially own at any given time through the ownership of preferred stock or warrants.

     All of the shares of common stock being offered by this prospectus are being offered by the selling stockholders for their own accounts. Because the selling stockholders may sell all, some or none of the shares covered by this prospectus, and there are currently no agreements, arrangements or understandings with any of the selling stockholders with respect to the sale of any of the shares, we cannot estimate the number of shares or the percentage of outstanding shares of common stock, that will be held by any of them upon termination of this offering. For purposes of this table, we are assuming that the selling stockholders will sell all of the shares offered by this prospectus and will not acquire any additional shares.

     This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock. This prospectus does not, however, cover an indeterminate number of shares issuable as a result to adjustments of the conversion price for the preferred stock due to decreases in the market price of our common stock.

     Other than Hewlett-Packard Company, H.C. Wainwright and Messrs. Baker, Bromberg, Creasman, Kilbourne, Lloyd, Noe, Riley and Scott, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of viaLink. See "Certain Relationships among the Selling Stockholders and viaLink."

                                                                                          SHARES OWNED
                                                    SHARES BENEFICIALLY                AFTER THE OFFERING
NAME OF                                                    OWNED            SHARES     -------------------
SELLING STOCKHOLDER                                   BEFORE OFFERING      OFFERED      NUMBER     PERCENT
-------------------                                 -------------------   ----------   ---------   -------
Adelman, Jason....................................         290,000           290,000           0       0
American High Growth Equities Retirement
  Trust(1)........................................         300,000           735,139           0       0
Baker, Robert N.(2)...............................       2,707,620           798,851   2,381,620     9.3%
Balk, Matthew(3)..................................         198,000           302,433           0       0
Balk, Matthew IRA.................................          16,000            39,207           0       0
Ball, Edward......................................          56,000           137,226           0       0
Barrett, Stephen..................................          30,000            73,514           0       0
Bromberg, Mark L.(4)..............................          77,666            88,217      41,666       *
Carnes, Jon.......................................         102,000           249,947           0       0
Creasman, William P.(5)...........................          53,666           102,919      11,666       *
Gilbert, Jack.....................................          85,400           137,617           0       0
Glazer, Lloyd IRA.................................           6,000            14,703           0       0
Green, John Markham...............................         320,000           784,148           0       0
H. C. Wainwright & Co., Inc.(6)...................         414,667           414,667           0       0
Herman, Brian(7)..................................         326,000           161,731     260,000     1.0%
Hewlett-Packard Company(8)........................       5,750,832         2,175,893   3,574,939    12.5%
Hoffman, Rick.....................................          16,000            39,207           0       0
JEMJ Financial Services, Inc.(9)..................          24,000            58,811           0       0
Kilbourne, Lewis B.(10)...........................         710,668           132,325     656,668     2.5%
Kooper, Michael...................................          66,000           161,731           0       0
Lebenkov, Ethel...................................          16,000            39,207           0       0
Levy, Oded........................................          40,000            98,019           0       0
Liss, Michael.....................................          48,000           117,622           0       0
Lloyd, David M.(11)...............................         352,666            88,217     316,666     1.2%
Loew, Michael.....................................          16,000            39,207           0       0
Lyons, Allan......................................          22,000            53,910           0       0
Manos, George.....................................         105,500           147,028      45,500       *
Mark Capital LLC(12)..............................          56,000           137,226           0       0
McMahon, Gordon...................................         500,000         1,225,232           0       0
Melnick, Richard..................................         150,000           367,570           0       0
Morris, Rick......................................          80,000           196,037           0       0
MRT, L.P.(13).....................................         180,000           441,083           0       0
Neborski, Dr. Robert..............................          14,000            34,306           0       0
Noe, Robert I.(14)................................         464,000            34,306     450,000     1.8%
Otato, L.P........................................         400,000           980,186           0       0
Prag, Robert B....................................          36,000            88,217           0       0
Redwood Partners, LLC(15).........................         218,000           534,201           0       0
RGC International Investors, LDC(16)..............         333,333           333,333           0       0
Riley, Chris......................................          36,000            88,217           0       0

                                                                                          SHARES OWNED
                                                    SHARES BENEFICIALLY                AFTER THE OFFERING
NAME OF                                                    OWNED            SHARES     -------------------
SELLING STOCKHOLDER                                   BEFORE OFFERING      OFFERED      NUMBER     PERCENT
-------------------                                 -------------------   ----------   ---------   -------
Scott, Jack(17)...................................          77,394            24,505      67,394       *
SDS Merchant Fund, L.P.(18).......................       1,100,000         2,695,510           0       0
Seneca Capital International, Ltd(19).............         184,000           450,885           0       0
Seneca Capital, L.P.(20)..........................          96,000           235,245           0       0
Singer, Aet IRA...................................          14,000            34,306           0       0
Singer, Eric(21)..................................          20,000            20,000           0       0
Singer, Eric IRA..................................          14,000            34,306           0       0
Societe Generale(22)..............................         728,000         1,783,938           0       0
St. Clair, James..................................          16,000            39,207           0       0
Trull, Richard IRA................................          14,000            34,306           0       0
Velocity Investment Partners Ltd(23)..............       1,180,196         9,131,633           0       0
Weisman, Scott....................................         156,000           199,514           0       0
Wiener, Daniel P..................................          16,000            39,207           0       0
Wiener, Dave......................................          30,000            73,514           0       0
Wiener, Sara......................................          30,000            73,514           0       0
Wise, William F...................................          14,000            34,306           0       0
Yavnieli, Gur-Arie................................          16,000            39,207           0       0
Zaykowski Partners L.P.(24).......................          38,000            93,118           0       0
                                                        ----------        ----------   ---------    ----
         Total....................................      18,361,608        26,977,631   7,806,119    28.8%
                                                        ==========        ==========   =========    ====

---------------

  *  Less than 1%

 Footnotes to Selling Stockholder Table:

 (1) Brad Butler may be deemed to have voting or investment control over the shares held by American High Growth Equities Retirement Trust. Mr. Butler disclaims beneficial ownership of the shares.

 (2) Includes 400,004 shares of common stock underlying currently exercisable options.

 (3) Includes 8,000 shares of common stock underlying preferred stock and 8,000 shares of common stock underlying warrants held in the name of Matthew Balk C/F Daniel Edgar Balk UGMA/NY and 8,000 shares of common stock underlying preferred stock and 8,000 shares of common stock underlying warrants held in the name of Matthew Balk C/F David Michael Balk UGMA/NY all of which Matthew Balk is deemed to beneficially own. Does not include the shares held by Matthew Balk IRA that Matthew Balk may be deemed to beneficially own. Mr. Balk disclaims beneficial ownership of those shares.

 (4) Includes 41,666 shares of common stock underlying currently exercisable options.

 (5) Includes 11,666 shares of common stock underlying currently exercisable options.

 (6) Steve Yardumian may be deemed to have voting or investment control over the shares held by H.C. Wainwright & Co., Inc. Mr. Yardumian disclaims beneficial ownership of the shares.

 (7) Includes 240,000 shares of common stock underlying currently exercisable options and 20,000 shares of common stock underlying currently exercisable underwriter warrants.

 (8) Includes 1,399,046 of common stock underlying currently exercisable warrants and 2,175,893 shares of common stock underlying a convertible promissory note. According to a Schedule 13G filed with the SEC on February 7, 2001, Hewlett-Packard reported that it has sole voting and investment power over all of the shares it beneficially owns.

 (9) Jeff Binder may be deemed to have voting or investment control over the shares held by JEMJ Financial Services, Inc. Mr. Binder disclaims beneficial ownership of the shares.

(10) Includes 656,668 shares of common stock underlying currently exercisable options.

(11) Includes 316,666 shares of common stock underlying currently exercisable options.

(12) Evan Levine may be deemed to have voting or investment control over the shares held by Mark Capital LLC. Mr. Levine disclaims beneficial ownership of the shares.

(13) Greg Porges may be deemed to have voting or investment control over the shares held by MRT, L.P. Mr. Porges disclaims beneficial ownership of the shares.

(14) Includes 450,000 shares of common stock underlying currently exercisable options.

(15) Lisa Duffe may be deemed to have voting or investment control over the shares held by Redwood Partners, LLC. Ms. Duffe disclaims beneficial ownership of the shares.

(16) According to a Schedule 13G filed with the SEC on January 8, 2001, RGC International Investors, LDC on its behalf and on behalf of Rose Glen Capital Management, L.P. and RGC General Partner Corp. has reported that it has shared voting power and shared dispositive power over all of these shares.

(17) Includes 66,665 shares of common stock underlying currently exercisable options.

(18) Steve Derby may be deemed to have voting or investment control over the shares held by SDS Merchant Fund, L.P. Mr. Derby disclaims beneficial ownership of the shares.

(19) Davis Parr may be deemed to have voting or investment control over the shares held by Seneca Capital International, Ltd. Mr. Parr disclaims beneficial ownership of the shares.

(20) Davis Parr may be deemed to have voting or investment control over the shares held by Seneca Capital, L.P. Davis Parr disclaims beneficial ownership of the shares.

(21) Does not include the shares held by Eric Singer IRA or Aet Singer that Eric Singer may be deemed to beneficially own. Mr. Singer disclaims beneficial ownership of those shares.

(22) Guillaume Pollet may be deemed to have voting or investment control over the shares held by Societe Generale. Mr. Pollet disclaims beneficial ownership of the shares.

(23) Velocity Capital Management LLC, as investment manager to Velocity Investment Partners Ltd., may be deemed to have voting or investment control over the shares held by Velocity Investment Partners Ltd. John D. Ziegelman, as the President of Velocity Capital Management LLC, may be deemed to have voting or investment control over the shares held by Velocity Investment Partners Ltd. Both Velocity Capital Management LLC and Mr. Ziegelman disclaim beneficial ownership of the shares.

(24) Paul Zaykowski may be deemed to have voting or investment control over the shares held by Zaykowski Partners L.P. Mr. Zaykowski disclaims beneficial ownership of the shares.

CERTAIN RELATIONSHIPS AMONG THE SELLING STOCKHOLDERS AND VIALINK

  Executive Officers and Directors

     The following selling stockholders are executive officers and, in some instances, directors of our company:

     - Robert N. Baker -- President, Chief Operating Officer and director;

     - Mark L. Bromberg -- President of Food Service and Hospitality;

     - William P. Creasman -- Vice President, Chief Financial Officer, General Counsel and Secretary;

     - Lewis B. Kilbourne -- Chairman, Chief Executive Officer and director;

     - David M. Lloyd -- Senior Vice President of Operations;

     - Robert I. Noe -- Executive Vice President of Business Development;

     - Christopher Riley -- President of International Division; and

     - Jack Scott -- Chief Technology Officer.

  Hewlett-Packard Company

     On February 4, 1999, we entered into a Note Purchase Agreement with Hewlett-Packard pursuant to which Hewlett-Packard purchased from us a $6.0 million Secured Subordinated Promissory Note. Upon approval by our stockholders in May 1999, the note was exchanged for a Subordinated Secured Convertible Promissory Note, convertible into common stock at a price of $1.75 per share. This note is secured by our current intellectual property and intellectual property it may acquire in the future. In connection with, and as a condition to, a private placement, in April 2001, we converted approximately $3.8 million of the note into 2,175,893 shares of our common stock based on a conversion price of $1.75. We agreed to restructure the remaining, unconverted balance of the note so that our interest rate would decrease from 11.5% to 6.0% on the remaining principal. However, as a result of the restructuring, we may not prepay the note and beginning January 1, 2002, our monthly payments will be based on both the outstanding principal and interest of the note.

     In connection with the note conversion referred to above, we agreed to issue a warrant to Hewlett-Packard to purchase up to 1,384,658 shares of our common stock at an initial exercise price of $3.75 per share. The exercise price is subject to antidilution provisions for stock splits, stock dividends, combinations or reclassifications of our common stock.

     As a condition to the note conversion, Hewlett-Packard agreed not to sell any shares it received as a result of the note conversion for a period of six months commencing on February 1, 2001. The lock-up period also applies to shares of common stock Hewlett-Packard receives if it exercises the warrant described above during the lock-up period. In addition, Hewlett-Packard has a right to have an advisor present at our board meetings.

     On March 22, 2000, as part of a private placement, we issued 66,801 shares of our common stock and a warrant to purchase an additional 14,388 shares of our common stock at an exercise price of $29.19 per share to Hewlett-Packard in exchange for $2.0 million.

     In June 1999, we entered into a Service Level Agreement with
Hewlett-Packard Company whereby Hewlett-Packard hosts our operations in its Atlanta, Georgia, facility and maintains all our hardware. In March 2001, the installation of new hardware was completed and we began making monthly payments to Hewlett-Packard of approximately $475,000.

  H. C. Wainwright & Co., Inc.

     H. C. Wainwright & Co. acted as our financial advisor and exclusive placement agent in connection with the issuance of our common stock in the December financing and of our Series A Convertible Participating Preferred Stock, Series A Warrants and Series B Warrants in the February financing. As compensation for acting as our placement agent, we paid H. C. Wainwright & Co. an aggregate of $764,800. In addition, we issued H. C. Wainwright & Co. and its assigns warrants to purchase an aggregate of 976,667 shares of our common stock for exercise prices ranging from $2.75 to $3.75 per share.

     We have been informed that Jason Adelman, Matthew Balk, Stephen Barrett, Lloyd Glazer, Eric Singer, Richard Trull and Scott Weisman have or had a direct or indirect business relationship with H. C. Wainwright & Co. To our knowledge, there is no other material relationship between any of these holders and us.

                             ---------------------

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

     The financial statements as of December 31, 1998 and for the year ended December 31, 1998 incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of The viaLink Company as of December 31, 1999 and 2000, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you without charge at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     - our Annual Report on Form 10-KSB for the year ended December 31, 2000, as amended;


     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;


     - our Current Reports on Form 8-K dated December 29, 2000, February 7, 2001 and March 19, 2001; and

     - the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 14, 1996, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        William P. Creasman
        Vice President, Chief Financial Officer and General Counsel The viaLink Company
        13155 Noel Road, Suite 800
        Dallas, Texas 75240
        (972) 934-5500

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                              THE VIALINK COMPANY

                               26,977,631 SHARES
                                OF COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                                           , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fees.......................................  $ 24,655.00
Legal Fees..................................................    80,000.00*
Accounting Fees and Expenses................................    30,000.00*
Printing Fees...............................................    10,000.00*
Transfer Agent's Fees and Costs of Certificates.............     2,000.00*
Miscellaneous...............................................    10,000.00*
                                                              -----------
          Total.............................................  $156,655.00
                                                              ===========

---------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was our director, officer, employee or agent may and, in certain cases, must be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in our not opposed to our best interests. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

     Article VII of our Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

     We have entered into Indemnification Agreements with the each of our directors and officers. Pursuant to our agreements, we will be obligated, to the extent permitted by applicable law, to indemnify our directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were our directors or officers or assumed certain responsibilities at our direction. We also have purchased directors and officers liability insurance in order to limit our exposure to liability of indemnification of directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         4.1(1)          -- Form of Series A Convertible Participating Preferred
                            Stock Certificate.
         4.2(1)          -- Designations, Preferences and Rights of Series A
                            Convertible Participating Preferred Stock of The viaLink
                            Company.
         4.3(1)          -- Form of Series A Warrant.
         4.4(1)          -- Series B Warrant dated February 7, 2001 by The viaLink
                            Company in favor of Velocity Investment Partners Ltd.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         4.5(1)          -- Form of Registration Rights Agreement by and among The
                            viaLink Company and certain investors.
         4.6(2)          -- Registration Rights Agreement dated as of December 29,
                            2001 by and between the Registrant and RGC International,
                            Inc.
         4.7(3)          -- Common Stock Purchase Warrant dated April 10, 2001 by the
                            Registrant in favor of Hewlett-Packard Company.
         4.8(3)          -- Amendment No. 2 to Shareholder Agreement, dated as of
                            April 10, 2001, by and between the Registrant and
                            Hewlett-Packard Company.
         5.1(3)          -- Opinion of Brobeck, Phleger & Harrison LLP, regarding the legality of the securities covered by this registration
                            statement.
        10.1(1)          -- Securities Purchase Agreement dated as of February 2,
                            2001, by and between The viaLink Company and Velocity
                            Investment Partners Ltd.
        10.2(1)          -- Form of Securities Purchase Agreement by and among The
                            viaLink Company and certain investors.
        10.3(3)          -- Secured Convertible Promissory Note dated as of April 10,
                            2001 issued by the Registrant in favor of Hewlett-Packard
                            Company.
        10.4(3)          -- Lock-up Agreement dated April 10, 2001 by and between the
                            Registrant and Hewlett-Packard Company.
        23.1             -- Consent of KPMG LLP.
        23.2             -- Consent of PricewaterhouseCoopers LLP.
        23.3(3)          -- Consent of Brobeck, Phleger & Harrison LLP (included in its opinion filed as Exhibit 5.1).
        24.1(3)          -- Power of Attorney.

---------------

(1) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 7, 2001.

(2) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated December 29, 2000.

(3) Previously filed.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to rule 424(b) if, in the aggregate, the charges in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 25, 2001.


                                            THE VIALINK COMPANY

                                            By: /s/ WILLIAM P. CREASMAN
                                              ----------------------------------
                                                    William P. Creasman
                                                  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                          *                            Chief Executive Officer and        May 25, 2001
-----------------------------------------------------    Chairman of the Board
                 Lewis B. Kilbourne                      (principal executive officer)

                          *                            President, Chief Operating         May 25, 2001
-----------------------------------------------------    Officer and Director
                   Robert N. Baker

               /s/ WILLIAM P. CREASMAN                 Vice President, Chief Financial    May 25, 2001
-----------------------------------------------------    Officer and General Counsel
                 William P. Creasman                     (principal financial officer)

                 /s/ BRIAN M. CARTER                   Vice President of Finance and      May 25, 2001
-----------------------------------------------------    Principal Accounting Officer
                   Brian M. Carter                       (principal accounting officer)

                          *                            Director                           May 25, 2001
-----------------------------------------------------
                   Jimmy M. Wright

                          *                            Director                           May 25, 2001
-----------------------------------------------------
                     Sue A. Hale

                          *                            Director                           May 25, 2001
-----------------------------------------------------
                   Warren D. Jones

               /s/ WILLIAM P. CREASMAN                                                    May 25, 2001
-----------------------------------------------------
                 * Attorney-in-Fact

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.1(1)         -- Form of Series A Convertible Participating Preferred
                            Stock Certificate.
          4.2(1)         -- Designations, Preferences and Rights of Series A
                            Convertible Participating Preferred Stock of The viaLink
                            Company.
          4.3(1)         -- Form of Series A Warrant.
          4.4(1)         -- Series B Warrant dated February 7, 2001 by The viaLink
                            Company in favor of Velocity Investment Partners Ltd.
          4.5(1)         -- Form of Registration Rights Agreement by and among The
                            viaLink Company and certain investors.
          4.6(2)         -- Registration Rights Agreement dated as of December 29,
                            2001 by and between the Registrant and RGC International,
                            Inc.
          4.7(3)         -- Common Stock Purchase Warrant dated April 10, 2001 by the
                            Registrant in favor of Hewlett-Packard Company.
          4.8(3)         -- Amendment No. 2 to Shareholder Agreement, dated as of
                            April 10, 2001, by and between the Registrant and
                            Hewlett-Packard Company.
          5.1(3)         -- Opinion of Brobeck, Phleger & Harrison LLP, regarding the legality of the securities covered by this registration
                            statement.
         10.1(1)         -- Securities Purchase Agreement dated as of February 2,
                            2001, by and between The viaLink Company and Velocity
                            Investment Partners Ltd.
         10.2(1)         -- Form of Securities Purchase Agreement by and among The
                            viaLink Company and certain investors.
         10.3(3)         -- Secured Convertible Promissory Note dated as of April 10,
                            2001 issued by the Registrant in favor of Hewlett-Packard
                            Company.
         10.4(3)         -- Lock-up Agreement dated April 10, 2001 by and between the
                            Registrant and Hewlett-Packard Company.
         23.1            -- Consent of KPMG LLP.
         23.2            -- Consent of PricewaterhouseCoopers LLP.
         23.3(3)         -- Consent of Brobeck, Phleger & Harrison LLP (included in its opinion filed as Exhibit 5.1).
         24.1(3)         -- Power of Attorney.

---------------

(1) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 7, 2001.

(2) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated December 29, 2000.

(3) Previously filed.